Exhibit 12.1

First State Bancorporation

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2008		Year Ended December 31,
(Dollars in thousands)			2007		2006		2005		2004		2003
Earnings(1):
Income (loss) before income tax expense	(144,508)		38,119		35,272		33,186		23,780		22,820
Fixed charges	59,582		98,875		68,866		39,263		25,380		23,885

Total earnings (a)	(84,926)		136,994		104,138		72,449		49,160		46,705

Fixed charges (1):
Interest expense on deposits	45,203		71,843		50,441		24,725		19,222		18,712
Interest on borrowings	12,462		24,582		16,610		12,987		4,653		3,917
Interest portion of rental expense (2)	1,917		2,450		1,815		1,551		1,505		1,256

Total fixed charges (b)	59,582		98,875		68,866		39,263		25,380		23,885

Ratio of earnings to fixed charges (a/b)	(1.43	)x	1.39	x	1.51	x	1.85	x	1.94	x	1.96	x
Earnings, excluding interest on deposits:
Total earnings	(84,926)		136,994		104,138		72,449		49,160		46,705
Less interest on deposits	45,203		71,843		50,441		24,725		19,222		18,712

Total earnings excluding interest on deposits (c)	(130,129)		65,151		53,697		47,724		29,938		27,993

Fixed charges, excluding interest on deposits:
Total fixed charges	59,582		98,875		68,866		39,263		25,380		23,885
Less interest on deposits	45,203		71,843		50,441		24,725		19,222		18,712

Total fixed charges, excluding interest on deposits (d)	14,379		27,032		18,425		14,538		6,158		5,173

Ratio of earnings to fixed charges, excluding interest on deposits (c/d) (3)	(9.05	)x	2.41	x	2.91	x	3.28	x	4.86	x	5.41	x

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The appropriate portion of rental expense (one-third) deemed representative of the interest factor.

(3)	The ratio of earnings to fixed charges, excluding interest on deposits, is being provided as an additional measure to provide comparability to the ratios disclosed by all other issuers of debt securities.